                                                              EXHIBIT 12
                                  AMOCO COMPANY

                 STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                            EARNINGS TO FIXED CHARGES
                       (millions of dollars, except ratios)

                            Six Months
                              Ended             Year  Ended December 31,
                             June 30,
                               1995       1994    1993    1992    1991    1990

  Determination of Income:
    Consolidated earnings
     before income taxes
     and  minority interest..  $1,296    $2,688  $2,427  $1,823  $2,093 $3,456
    Fixed charges expensed by
     consolidated companies.      109       140     193     238     231    266
    Adjustments for certain
     companies accounted for
     by the equity method...        3         7       9      18      12     24
    Adjusted earnings plus
     fixed  charges..........  $1,408    $2,835  $2,629  $2,079  $2,336 $3,746


  Determination of Fixed Charges:
    Consolidated interest on
     indebtedness (including
     interest capitalized)..   $   74    $  127  $  162  $  219  $  216 $  232
    Consolidated rental
     expense representative
     of an interest factor..       29         7      31      20      22     30
    Adjustments for certain
     companies accounted for
     by the equity method...        5         5       6      12      17     15
    Total fixed charges.....   $  108    $  139  $  199  $  251  $  255 $  277

  Ratio of earnings to
     fixed charges..........     13.0*     20.4*   13.2      8.3     9.2  13.5


  * Based on outstanding public debt obligations. Including debt with affiliates, the ratio would have been 4.6 as of June 30, 1995, and 13.0 as of December 31, 1994.